UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Dynamic Energy Alliance Corporation

Florida
(State or other jurisdiction of incorporation or organization)

0-11050	59-2181303
(Commission File Number)	(IRS Employer Identification Number)

4447 N Central Expressway Suite 110-135 Dallas, TX 75403
(Address of principal executive offices)

(972) 885-3981
(Issuer’s telephone number)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

Dynamic Energy Alliance Corporation
4447 N Central Expressway Suite 110-135
Dallas, TX 75403

INFORMATION STATEMENT

General

Dynamic Energy Alliance Corporation (the “Company”, “Registrant” or “DEAC”) is mailing this information statement on Schedule 14F 1 (the "Information Statement") on or about October 8, 2013, to the holders of record of shares of its stock as of the close of business on September 30, 2013 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this Information Statement in connection with a transaction that occurred on September 30, 2013 in which Habanero Properties LTD entered into an assignment and assumption agreement with Harvey Dale Cheek, and Charles R. Cronin, Jr. transferring to Habanero Properties LTD 102,693,795 shares of common stock representing 52.38% of the registrant’s equity as of September 30, 2013 on a fully diluted basis. In connection with this change in control, the Board of Directors approved the resignation of the Officers James Michael Whitfield (CEO) and Tracy Williams (Secretary), effective immediately, and the resignation of the Company’s directors Charles R. Cronin, Jr., James Michael Whitfield, Tracy Williams, Harvey Dale Cheek, Karl Johnson, and Fiona Sutton were accepted effective on the tenth day following our mailing of this Information Statement to our stockholders, which will be mailed on or about October 8, 2013. The resignation of all of the Officers and Directors of the Registrant was in connection with a change in control of the Company.  As a result of the closing of the Assignment and Assumption Agreement, Habanero Properties LTD holds 52.38% of the Company’s outstanding capital stock, resulting in a change in control of the Company.  On September 30, 2013, James Michael Whitfield (CEO) and Tracy Williams (Secretary) resigned as officers of the Company. The resignations were not the result of any disagreements with the Company regarding its operations, policies, practices or otherwise but rather as a result of a change in control transaction involving the Company that was simultaneously consummated. The Board of Directors approved their resignation on September 30, 2013.  On September 30, 2013, the Board of Directors elected Steven Frye as the Company’s Chief Executive Officer and President, Sarah Myers as its Chief Operating Officer and Secretary, and Josh Stocks as its Chief Information Officer and Treasurer.  On September 30, 2013, the Board of Directors elected James G. Ricketts, Sarah Myers, and Steven Frye to serve on the Board of Directors. These three individuals will comprise the entire Board of Directors of the Company effective at least 10 days after the Registrant has both (1) filed this Information Statement with the Securities and Exchange Commission (the "SEC") and (2) delivered the Information Statement to the Registrant’s stockholders as of the effectiveness of their election.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of James G. Ricketts, Sarah Myers, and Steven Frye to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On September 30, 2013 there were 196,050,937 shares of common stock with a par value of $0.0001 issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of September 30, 2013 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock and preferred stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on their having been 196,050,937 shares of common stock outstanding as of September 30, 2013.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Fully Diluted Voting Percentage (2)
James Michael Whitfield 10000 North Central Expressway Suite 400 Dallas, Texas 75231 Board of Directors Member CEO, CFO, President, Treasurer (3)	15,094,396 Common	7.69%
Tracy Williams 10000 North Central Expressway Suite 400 Dallas, Texas 75231 Vice President, Secretary (3)	3,900,750 Common	1.98%
Karl Johnson 10000 North Central Expressway Suite 400 Dallas, Texas 75231 Board of Directors Member (3)	2,953,686 Common	1.50%
Select Contracts Canada, Inc. (Fiona Sutton) 10000 North Central Expressway Suite 400 Dallas, Texas 75231 Board of Directors Member (Fiona Sutton) (3)	3,000,000 Common	1.53%
James G. Ricketts 4447 N Central Expressway Suite 110-135 Dallas, TX 75403 Director	-	-
Sarah Myers 4447 N Central Expressway Suite 110-135 Dallas, TX 75403 Chief Operating Officer, Secretary and Director	-	-
Josh Stocks 4447 N Central Expressway Suite 110-135 Dallas, TX 75403 Chief Information Officer and Treasurer	-	-
Steven Frye 4447 N Central Expressway Suite 110-135 Dallas, TX 75403 Chief Executive Officer, President and Director	-	-
Habanero Properties LTD The Matalon, Suite 404 Coney Drive Belize City Belize	102,693,795 Common	52.38%
Non Departing Directors and Officers as a Group	-	-

All directors and executive officers as a group (person)

(1)   Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)           Based on 196,050,937 votes of Common Stock outstanding.
(3)           Resigned on September 30, 2013.

DIRECTORS AND EXECUTIVE OFFICERS

New Directors

Sarah Meyers, 28.  Ms. Meyers began her career with SMA Alliance, as a Co-Founder in 2009.  She focused primarily on Project and Technology Management, Graphic Design, Customer Support, US Marketing and Legal Compliance.  Since 2012 Ms. Meyers began working with Baker Myers & Associates where she focuses on Project Management for ClassifiedRide, Autoglance and CarCollect.  She also continues to provide Graphic Design, Customer Support, Sales Support and Legal Compliance services to Baker Meyers & Associates.

Steven Frye, 45.  Mr. Frye graduated from the University of Southern California, Los Angeles in 1992 with a B.S. in Business Administration.  He began his career at Lehman Brothers in the Los Angeles, CA office where he worked while attending classes.  He was licensed as a securities broker in 1992 while working for Lehman Brothers.  In 1998 Mr. Frye began working as a business consultant, specializing in small and microcap equities which he continues to focus on today.

James G. Ricketts Ph.D., 75.  Dr. Ricketts has had a diverse career path spanning multiple areas, including education, government and the private sector. After college he entered the education field while still furthering his studies at the graduate level. While completing his doctorate he held executive level positions in education. In the government capacity he has held numerous administrative and management level posts which resulted in his being appointed to cabinet level positions in two states. In the private sector he conceptualized and designed a RF tracking system which he then applied for and received a patent for this technology. Ultimately he founded the resulting company which developed under his supervision from a patent level startup to the actual sales and marketing of the product. Dr. Ricketts has held positions as President and CEO and served on the Board of Directors of several public companies, first  as a Director and then two times as Chairman of the Board .

Audit Committee

We do not have an audit committee.

Audit Committee Financial Expert

We do not have an “audit committee financial expert” as defined by Item 401(h) in Regulation S-K as promulgated by the Securities and Exchange Commission.

Compensation Committee

We do not have a compensation committee.

Nominating Committee

We do not have a nominating committee.

Code of Ethics

We do not have a code of ethics but we plan to adopt one in the near future.

Board Leadership Structure and Role in Risk Oversight

Our board of directors has overall responsibility for risk oversight. The board’s role in the risk oversight of the Company includes, among other things:

☐	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;
☐	approving all auditing and non-auditing services permitted to be performed by the independent auditors;
☐	reviewing annually the independence and quality control procedures of the independent auditors;
☐	reviewing and approving all proposed related party transactions;
☐	discussing the annual audited financial statements with the management;
☐
meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding common stock, or any member of the immediate family of any such person have, to the knowledge of the Company, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect the Company.

Independence of Management

Except as set forth above, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

Transactions with Promoters

There have been no transactions between the Company and promoters during the last fiscal year.

Except as disclosed above, no executive officer, director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Company's last three completed fiscal years to the Company's or its principal subsidiaries' chief executive officer and each of its other executive officers that received compensation during such period (as determined at December 31, 2012, the end of the Company's last completed fiscal year):

SUMMARY COMPENSATION TABLE

				Option	All Other
Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Compen-sation	Total
James Michael Whitfield	2012	$39,500	$-	$-	$-	$39,500
CEO, CFO, President	2011	$-	$-	$-	$-	$-
and Treasurer*	2010	$-	$-	$-	$-	$-

Tracy Williams	2012	$10,500	$-	$-	$-	$10,500
Vice President and	2011	$34,994	$-	$-	$-	$34,994
Secretary*	2010	$-	$-	$-	$-	$-

*Resigned as of September 30, 2013

Employment Agreements

Currently, we have no employment agreements or other agreements with any of our executive officers or employees.

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

None.

Option Grants Table

There were no individual grants or stock options to purchase our common stock made to the executive officer named in the Executive Compensation Table through December 31, 2012.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2012, by the executive officer named in the Executive Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Legal Proceedings

On August 16, 2013 Birch First Capital Fund, LLC (“Birch First”) filed a complaint against the Company in the 15th judicial circuit of Florida (2013 CA 012838) alleging that the Company owes them $168,661.99.  The Company believes that the claims made by Birch First are baseless and without merit.  The Company has filed a response and counterclaim against Birch First and its principles Pier S. Bjorklund and Helmut Wyzisk for fraud.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dynamic Energy Alliance Corporation

/s/ Steven Frye
By: Steven Frye
Chief Executive Officer
Date: October 7, 2013